EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

POSTER FINANCIAL GROUP, INC.

AND

GOLDEN NUGGET GROUP

	Poster Financial Group, Inc.	Golden Nugget Group						Poster Financial Group, Inc. Pro Forma (1)
	For the Period from June 2, 2003 (Inception) December 31,	Mirage Resorts, Incorporated (2)		MGM MIRAGE (2)				MGM MIRAGE
		Year Ended December 31,	January 1 - May 31,	June 1 - December 31,		Year Ended December 31,		Year Ended December 31,
	2003	1999	2000	2000	2001	2002	2003	2003
Earnings:
Pre-tax income (loss)	$(1,479)	$2,972	$(5,821)	$2,655	$(650)	$(1,086)	$4,248	$(3,011)
Add: equity in loss of joint venture	-	732	647	906	929	864	771	771
Add: fixed charges	1,161	7,001	3,197	4,813	6,724	4,349	3,744	16,462
	$(318)	$10,705	$(1,977)	$8,374	$7,003	$4,127	$8,763	$14,222

Fixed Charges:
Interest expense (including amortization of debt issue costs, pro forma)	$1,161	$6,701	$3,072	$4,638	$6,424	$4,018	$3,413	16,131
Interest factor on rentals	-	300	125	175	300	331	331	331
	$1,161	$7,001	$3,197	$4,813	$6,724	$4,349	$3,744	$16,462

Ratio of earnings to fixed charges (3)	-	1.53	-	1.74	1.04	-	2.34	-

(1)          Adjusted to reflect the impact of the offering of our 8¾% senior secured noted due 2011, borrowings under our new senior credit facility and the acquisition of the Golden Nugget Group.

(2)          The entities comprising the Golden Nugget Group were previously part of Mirage Resorts, Incorporated.  On May 31, 2000, all of the outstanding common stock of Mirage Resorts, Incorporated was acquired by MGM Grand, Inc.  (the “Mirage Acquisition”).  MGM Grand, Inc. subsequently changed its name to MGM MIRAGE.  The Mirage Acquisition was accounted for as a purchase, and the accounting basis in the assets and liabilities of the Golden Nugget Group were adjusted to reflect the allocation of purchase price resulting from the Mirage Acquisition.  The information in the ratio of earnings to fixed charges presents results of operations of the Golden Nugget Group for the years ended December 31, 1999, and the period January 1, 2000 through May 31, 2000, utilizing the historical pre-acquisition basis.  See “Selected Historical Combined Financial Data”.

(3)          Earnings were insufficient to cover fixed charges by the following approximate amounts in the periods indicated:  for Poster Financial Group, Inc. for the period from inception (June 2, 2003) to December 31, 2003 ($1.5 million); for the Golden Nugget Group for the period January 1, 2000 through May 31, 2000 ($5.2 million) and for the year ended December 21, 2002 ($0.2 million).   On a pro forma basis, earnings were insufficient to cover fixed charges by approximately $2.2 million for the year ended December 31, 2003.